



Folksy Foods LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: January 8, 2026

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Folksy Foods LLC

Founded: August 19, 2024

Address: 3636 SE Division St
Portland, OR 97202

Industry: Mobile Food Services

Employees: 1

Website: https://www.strangebirdpdx.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,360 (93.84%) – of the proceeds will go towards working capital- opening of brick & mortar location

$200 (0.16%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,153 Followers





Business Metrics:

	YTD 11/7/2025
Total Assets	$57,857
Cash & Cash Equivalents	$1,095
Accounts Receivable	$5
Short-term Debt	-$1,862
Long-term Debt	$0
Revenue	$10,833
Cost of Goods Sold	$9,881
Taxes	$0
Net Income	$60,164

Recognition:

Folksy Foods LLC (DBA Strange-Bird) was founded by Chef Tyler Robb. His absolute favorite thing in the world is to bring people together through good food and hospitality. Strange-bird is the culmination of 20+ years of fine dining experience. From Indiana, Chicago, San Francisco, all the way to Portland, where Strange-bird takes its eclectic experience. Pizza is their anchor, but the real fun starts with their rotating collection of shared plates. In that respect, they will provide an exceptional experience while continuing to uphold their values of being accessible to everyone in their community.

About:

Folksy Foods LLC (DBA Strange-Bird) is focused on the idea that a contemporary American food restaurant can exist in a context that is sustainable, adventurous, inventive, and approachable. Their goal is to cook with respect outside the limitations of expectations.

For more information, contact our Customer Support Team at support@thesmbx.com

